Exhibit 4.19

REGISTRY OF THIS DISTRIBUTION DOES NOT IMPLY ANY GUARANTEE BY THE CVM OF THE TRUTHFULNESS OF THE INFORMATION GIVEN NOR ANY JUDGMENT ON THE QUALITY OF THE ISSUER, NOR ON THE DEBENTURES TO BE DISTRIBUTED.

The present Public Offering was prepared in accordance with the terms of the Self- Regulation Code of ANBID for Public Offers for distribution and acquisition of securities, which has been registered at the 4th Registry Office for Securities and Documents of the district of São Paulo, São Paulo State, under No. 4890254, and the present Public Offering thus complies with the minimum standards of information contained in the Code, and ANBID has no responsibility for the said information, for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor the securities that are the subject of the present Public Offering.

ANNOUNCEMENT OF COMMENCEMENT OF PUBLIC DISTRIBUTION OF

UNSECURED, NON-PREFERENCE NON-CONVERTIBLE UNSECURED DEBENTURES

Unibanco (União de Bancos Brasileiros S.A.). as Lead Manager, hereby announces the commencement of distribution for public subscription of 62,500 nominal, unsecured, non-preference, book-entry non-convertible debentures, divided into two series – 31,250 debentures of the 1st Series, with nominal unit value of R$ 15,641.490773, and 31,250 debentures of the 2nd Series with nominal unit value of R$ 16,131.837123, issued by:

Listed company

CNPJ n°  06.981.176/0001-58

Avenida Barbacena, 1200, 12th Floor, A1 Wing,

30190-131 Belo Horizonte, Minas Gerais, Brazil.

ISIN: BRCMGTDBS005 – 1st Series

ISIN: BRCMGTDBS013 – 2nd Series

in the amount of

R$ 992,916,496.75

RISK RATING

Fitch	Moody’s
A+(bra)	Aa3.br

I               INFORMATION ON THE ISSUER AND DISTRIBUTION OF THE DEBENTURES

1.             Full name and principal place of business

Cemig Geração e Transmissão S.A. (“the Issuer” or “Cemig GT”), a corporation with head office in the jurisdiction of the city of Belo Horizonte, Minas Gerais State, Brazil, at Avenida Barbacena 1200, 12th Floor, B1 Wing, registered in the CNPJ/MF under number 06. 981.176/0001-58, with its Articles of Association filed at the Commercial Board of the State of Minas Gerais, under NIRE No. 31300020550.

2.                      Decision and Deed of the Issue

2.1.          Corporate decisions: The Offer was approved at the 22nd meeting of the Board of Directors of the Issuer held on February 20, 2006, the minutes of which were re-ratified by the 37th meeting of the Board of Directors of the Issuer held on November 23, 2006. The guarantee that will be provided by Companhia Energética de Minas Gerais – Cemig (“Cemig”) was authorized by the 372nd Meeting of the Board of Directors of Cemig, held on January 25, 2006.

2.2           Issue Deed: The terms and conditions of the Offer are contained in the “Private Deed of the 1st Public Issue of Non-Convertible Debentures, Divided into Two Series, of Cemig Geração e Transmissão S.A., entered into on February 28, 2007 (“the Issue Deed”). The Issue Deed was filed at the Commercial Board of the State of Minas Gerais on March 19, 2007, under No. ED000037-0/000.

3.             Characteristics of the Debentures

3.1.          Total amount of the Issue: R$ 992,916,496.75

3.2.          Issue Date:  November 1, 2006.

3.3.          Nominal unit value: On the Issue Date the nominal unit value of the Debentures of the 1st Series is R$ 15,641.490773 the nominal unit value of the Debentures of the 2nd Series is R$ 16,131.837123

3.4           Series number: The Issue is effected in two series.

3.5             Number of Debentures: 62,500, being 31,250 of the 1st Series and 31,250 of the 2nd Series.

3.6             Form: The Debentures are in the nominal, book-entry form, without issue of deposits or certificates.

3.7             Convertibility: The debentures are not convertible into shares.

3.8             Type: The Debentures are of the unsecured, non-preference type.

3.9             Guarantee: The Debentures have a guarantee given by Cemig.

3.10           Use of proceeds: By reason of the Obligatory Exchange, the Issuer will not receive any net proceeds from this Offer, since the Debentures will be paid up by the Debentures issued under the 1st Cemig Issue. The proceeds of the 1st Cemig Issue were allocated to financing of projects in generation and distribution of electricity, including projects involving partnership with companies of the private sector, under Cemig’s program of generation and transmission works  for the years 2001 and 2002 and for the first quarter of 2003, as described in Clause 3.4 of the Issue Deed.

3.11           Maturity: The tenor of the Debentures of the 1st Series is 36 months from the Issue Date, with final maturity on November 1, 2009; and the tenor of the Debentures of the 2nd Series will be 60 months from the Issue Date, with final maturity on November 1, 2011.

3.12           Obligatory Exchange: The present Offer is carried out for the purposes of the Obligatory Exchange of the Debentures of the 1st Cemig Issue for the Debentures of this Offer, with the consequent cancellation of the Debentures of the 1st Cemig Issue (“the Obligatory Exchange”).

3.13           Programmed amortization: The Debentures will not be the subject of programmed amortization before the maturity date.

3.14           Alternative payment mechanism: In the event of non-payment by the Issuer of any amount payable in relation to the Debentures or specified in the terms of the Issue Deed, on their respective maturity dates, the Debentures shall have Cash Value (“Cash Value”) in that they shall be obligatorily accepted by the Issuer as payment by the Debenture Holders of invoices for retail supply of electricity issued by the Issuer, in accordance with Clause VI of the Cemig GT Issue Deed (“Cash Value”).

4.            Remuneration

4.1             Remuneration of the Debentures of the First Series: The Debentures of the First Series shall not have their nominal value updated, and shall yield interest corresponding to the accumulated variation of 100% of the average daily interbank deposit rate, “extra grupo” (“the DI Rate”), calculated and published by the Custody and Settlement Chamber (“CETIP”), capitalized by a spread of 1.2% per year, on the basis of a year of 252 business days, applied to the balance of the nominal value of the Debentures for each period of capitalization of the First Series, that is to say, from the maturity date of the Remuneratory Interest immediately prior to the date of its actual payment (“the Capitalization Period of the First Series”). The Remuneration of the Debentures of the First Series will be paid annually, on November 1 of the years 2007, 2008 and 2009.

4.2.            Remuneration of the Debentures of the Second Series: The Debentures of the Second Series shall not have their nominal value updated and shall yield interest corresponding to the accumulated variation of 104.0% (one hundred and four per cent) of the one-day “extra-grupo” Interbank Deposit Rate calculated and published by CETIP in its daily bulletin available on the CETIP internet site (http://www.cetip.com.br) (“the DI Rate”). The Remuneration shall be calculated on an exponential basis, cumulative pro rata temporis by business days elapsed, applied to the balance of the Nominal Value of the Debenture for each period of capitalization of the Second Series, that is to say, the interval of time that begins on the Issue Date, in the case of the first capitalization period, or on the date specified for payment of the immediately previous Remuneration, in the case of the other capitalization periods, and terminates on the date specified for the payment of the Remuneration corresponding to the period (“the Capitalization Period of the Second Series”). The Remuneration of the Debentures of the Second Series shall be paid annually, on November 1 of the years 2007, 2008, 2009, 2010 and 2011.

4.3.            Non-availability of the DI Rate: In the event of temporary non-availability of the DI Rate on the occasion of the payment of any pecuniary obligation resulting from the setting of the Remuneratory Interest, the same daily rate produced by the last known DI Rate, up to the date of the calculation, shall be used, and no financial compensation whatsoever shall be payable either by the Issuer nor by the Debenture Holders, on the occasion of the subsequent publication of the respective DI Rate.

4.3.1.        In the absence of calculation and/or publication of the DI Rate for a period of more than 15 (fifteen) consecutive business days after the Issue Date, or, further, in the event of its abolition or non-applicability by reason of imposition of law, the average rate of daily financings backed by Federal Securities, calculated in the Special Settlement and Custody System (“the Selic Rate”) shall be used in substitution thereof, or, in its absence, the reference rate of the National Financial System which comes to substitute the Selic rate (“the Substitute Rate”).

4.3.2.      In the event that there is no Substitute Rate, the fiduciary agent shall, within a maximum of 30 (thirty) calendar days from (i) the fifteenth consecutive business day of absence of calculation and/or publication of the DI Rate, or (ii) of the abolition or non-applicability by reason of imposition of law of the DI Rate, hold a General Meeting of Debenture Holders to decide, by common agreement with the Issuer, subject to the applicable regulations, the parameter to be used for the remuneration of the Debentures, which shall be proposed by the Issuer. Up to the decision on this parameter, the same daily rate produced by the last known DI Rate shall be used for the calculation of the amount of any obligations referred to in this item, up to the date of the decision of the General Meeting of Debenture Holders.

4.3.3.      If the Substitute Rate is published before the holding of the General Meeting with Debenture Holders, the said meeting shall no longer be held, and the Substitute Rate, as from its publication, shall become the rate used for the calculation of the Remuneratory Interest of the Debentures.

4.3.4.      If, at the General Meeting of Debenture Holders, the parameter to be used for the Remuneration of the Debentures is not decided in common accord between the Issuer and the Debenture Holders, the Issuer, in common accord with the Debenture Holders, shall choose one of the 5 (five) largest first-line banks in Brazil for the calculation of the new parameter of the Remuneratory Interest. The bank chosen shall adopt the new parameter for the purposes of calculation of the Remuneratory Interest in such a way as to preserve the original Remuneration of the Debentures, taking into account, including for this purpose, the last 15 (fifteen) prior transactions of public issuance of Debentures in the Brazilian market.

5.             Limit of the Issue

The Issue complies with the limits specified in Article 60 of Law 6404/76, since the registered capital of the Issuer on the Issue Date was R$ 2,896,785,358.90.

6.             Right of preference

Present Stockholders of the Issuer shall have no right of preference for subscription of the Debentures.

7.             Conditions of subscription and paying-up

7.1.          Subscription price: The subscription price of the Debentures shall be their Nominal Unit value, augmented by the Remuneration, calculated pro rata temporis from the Issue Date to the date of paying-up, in accordance with item 4 above.

7.2.          Form of paying-up: The paying-up of the Debentures shall be at sight, by giving, in exchange, of the Debentures of the First Cemig Issue, in the terms of the Obligatory Exchange. Each Debenture of the First Series of the First Cemig Issue shall correspond to 1 (one) Debenture of the First Series of this Offer; and each Debenture of the Second Series of the First Issue of Cemig shall correspond to 1 (one) Debenture of the Second Series of this Offer.

7.2.1.      By reason of the allocation to the issue of the rights and obligations arising from the Debentures of the First Cemig Issue, as specified in the Private Instrument of Assignment of Rights entered into between the Issuer and Cemig on December 27, 2004, the Debentures of the First Issue of Cemig, received by the Issuer in full payment of the Debentures of this Offer, shall be cancelled immediately after the obligatory exchange takes place.

7.3.          Payment of the principal, and place of payment: The full value of the principal of the Debentures shall be paid on the dates of maturity of the respective Series, that is to say, November 1, 2009 for the First Series and November 1, 2011 for the Second Series. The payment to which the Debentures are entitled shall be made, as the case may be: (a) using the procedures adopted by the Brazilian Settlement and Custody Company (“CBLC”), for the Debentures registered on the BOVESPA FIX; or (b) the procedures adopted by CETIP, for the Debentures registered on the SND; or (c) for the holders of the Debentures of this Issue who are not linked to either of these systems, at the head office of the Issuer or at the head office of Banco Itaú S.A. (“the Mandated Bank”, or “the Clerk of the Issue”).

7.4.          Exemption of Debenture Holders: If any Debenture Holder has any type of tax immunity or exemption, such holder must deliver documentation of proof of this tax immunity or exemption to the Mandated Bank and Clerk of the Issue within 10 (ten) business days prior to the date set for receipt of amounts relating to the Debentures.

7.5.          Extension of maturity periods: The periods relating to the payment of any obligation by any of the parties, including the Debenture Holders, in relation to the payment of the subscription price, shall be considered extended up to the first subsequent business day if the maturity coincides with a day on which there is not a commercial or banking business day in the cities of São Paulo and/or Belo Horizonte, in the States of São Paulo and Minas Gerais respectively, without any addition to the amounts to be paid, with the exception of cases whose payments are to be realized by the CETIP or by the CBLC, in which event there shall only be postponement when the date of payment is a national holiday, a Saturday or a Sunday.

7.6.          Penalty payment and charges for arrears: If there is non-punctuality in the payment of any amount payable to the holders of the Debentures, the amounts in arrears shall be subject to a penalty payment of 10% on the amount payable, plus arrears interest calculated from the date of entering into arrears up to the date of actual payment at the rate of 1% per month on the amount owed, independently of advice or notice or interpolation in the Courts or otherwise, as well as the expenses incurred for collection.

7.7.          Expiry of the right to increases: Without prejudice to the terms of the previous item, non-appearance by the Debenture Holder to receive the amount corresponding to any of the pecuniary obligations of the Issuer, on the dates specified in the Issue Deed, or in a notice published by the Issuer, shall not give it the right to receive Remuneration Interest and/or arrears charges in the period corresponding to the delay in receipt, save that in any event acquired rights shall be guaranteed up to the date of the respective maturity.

7.8.          Alternative form of receipt: Without prejudice to the terms of item 12 below, if decided by Debenture Holders representing 100% of the Debentures in circulation, in a General Meeting of Debenture Holders held specially to decide on the matter, the payment of any amount payable by the Issuer under the Issue Deed may be carried out through exchange for goods and/or rights acceptable to the Debenture Holders. With the exception of the provisions of item 12 below, no payment of amounts payable by the Issuer under the Issue Deed may be made in any form other than Brazilian currency without the approval of the Debenture Holders.

8.             Distribution placement and procedure

8.1.          The Obligatory Exchange of the Debentures shall commence only after concession by the CVM of registry of the Offer, after the Final Prospectus of the Offer has been placed at the disposal of the investors and after publication of this Announcement of Commencement of Distribution. The placement of the Debentures of the Second Series shall begin only after the full placement of the Debentures of the First Series.

8.2.          Best Efforts: The Debentures shall be the subject of public distribution, under the best efforts distribution regime, with intermediation of financial institutions that are part of the Securities Distribution System, through the SDT (Securities Distribution System), administered by CETIP, based on policies and guidelines fixed by ANDIMA (the National Association of Financial Market Institutions), and through the BOVESPAFIX System, with settlement and custody at the CBLC, and target public of this present Issue shall be solely the holders of the Debentures of the First Cemig Issue.

8.2.1.      The mechanism of Obligatory Exchange shall be carried out as provided for by Clause XI of the Deed of the First Cemig Issue, as amended, and the paying-up of the Debentures shall be at sight, by exchange for the Debentures of the 1st Cemig Issue, in the terms of the Obligatory Exchange, and each Debenture of the 1st Cemig Issue shall correspond to 1 (one) Debenture of this Issue.

8.3.          Secondary market: The Debentures shall be registered for trading in the secondary market: (i) through the SND, managed by the CETIP, based on the policies and guidelines set by ANDIMA, the Debentures having settlement and custody at the CETIP; and (ii) through the BOVESPAFIX system, with settlement and custody at the CBLC.

9.             Optional acquisition

The Issuer may, at any time, acquire the Debentures in circulation in the market, for a price not greater than their nominal value plus the remuneration, subject to Article 55 of Law 6404/76. The Debentures that are the subject of such acquisition may be cancelled, remain in the Issuer’s Treasury, or be placed once again in the market.

10.          Early maturity

The fiduciary agent shall declare all the obligations relating to the Debenture to become due for payment immediately and demand immediate repayment by the Issuer and by Cemig, of their nominal amount, after monetary updating, as the case may be, augmented by the remuneratory interest payable up to the date of actual payment, independently of any notice or interpellation in the Courts or otherwise, in any of the following events:

a) non-payment on the respective maturity date of the principal or interest payable by reason of the Debentures;

b) legitimate and reiterated protest of securities against the Issuer or against Cemig, in a global amount of more than R$ 10,000,000.00, unless protest has been made in error or in bad faith on the part of the third party, provided that this be validly proven by the Issuer, by Cemig, or by any one of its Subsidiaries (“the Subsidiaries”), or if cancelled or, further, if guarantees are given in Court, but in any event within a maximum of 30 calendar days from the date on which written notice sent by the Fiduciary Agent is received;

c) an application for Judicial Recovery made by the Issuer, by Cemig or by any of its Subsidiaries;

d) extinction, dissolution or declaration of bankruptcy of the Issuer, of Cemig or of any of its Subsidiaries;

e) non-compliance, by the Issuer or by Cemig, with any obligation specified in the Issue Deed, not cured in 30 calendar days from the date on which written notice sent by the Fiduciary Agent is received;

f) if the Issuer, Cemig or any of the subsidiaries unjustifiably ceases to pay, on the maturity date, or does not take the legal or Court measures required for non-payment of, any debt or any other obligation owed by the issuer, by Cemig or by any of its Subsidiaries, under any agreement to which it is a party as borrower or guarantor, involving an amount of R$ 10,000,000.00 or more;

g) early maturity of any debt of the Issuer, or Cemig or of any its Subsidiaries, in an amount of R$ 10,000,000.00, or more, by reason of contractual default or otherwise, the amount of which may in any way prejudice compliance with the pecuniary obligations of the Issuer or of Cemig specified in the Issue Deed;

h) privatization, liquidation, dissolution, extinction, split and/or any form of stockholding reorganization involving the Issuer, Cemig or any of its Subsidiaries and/or their assets, unless this Stockholding Restructuring takes place (i) in relation to the following subsidiaries of Cemig: Companhia de Gás de Minas Gerais – Gasmig, Empresa de Infovias S.A. or WAY TV Belo Horizonte S.A.;

i) termination, for any reason, of any of the concession contracts held by the Issuer, by Cemig or by any of its Subsidiaries; or

j) issue of any securities and/or contracting of any obligations which may in any way affect the alternative payment mechanism (“Cash Value”) as established in item 11 below.

10.1.       In any of the events mentioned in item 10 above, except in cases of non-payment of principal or interest of the Debentures, extinction, dissolution or declaration of bankruptcy of the Issuer, the Issuer may call a General Meeting of Debenture Holders to request waiver by the Debenture Holders of the right to declare early maturity of the Debentures. The waiver of any of the early maturity events must be approved by Debenture Holders representing two-thirds of the Debentures in circulation, in a General Meeting of Debenture Holders specifically called by the Issuer for this purpose. In the event of approval of the waiver by the Debenture Holders, the Issuer shall redeem, within 10 business days from the date of the General Meeting of Debenture Holders, the Debentures held by those Debenture Holders who do not agree with the respective waiver, for their Nominal Value updated and augmented by the Remuneration calculated pro rata temporis. Debentures so redeemed shall be canceled by the Issuer.

11.          Alternative payment method – Cash Value

11.1.       In the event of non-payment by the Issuer of any amount payable in relation to the Debentures or under the Issue Deed on the respective Maturity Dates and without prejudice to the provisions of item 4 – Remuneratory Interest, and 7.6 – penalty payment and arrears charges, all and any amount owed by reason of the Debentures, including, but not limited to, Remuneratory Interest and/or penalty payment and other arrears interest, which has become due and not been paid by the Issuer, on the dates established in the Issue Deed, the Debentures shall have power for payment and may be used by the Debenture Holders at any time for payment of invoices for the supply of electricity issued by the Issuer, by simple exchange by the Debenture Holders of the credit represented by the amounts owed under the Debentures, including but not limited to Remuneratory Interest, penalty payment and other arrears charges, if applicable, against the debit represented by the invoice for supply of electricity charged by the Issuer.

11.2.       Those holders of the Debentures who notified the Fiduciary Agent of their intention to use the Cash Value shall automatically be exempting the Fiduciary Agent from the obligation to begin the procedures necessary for execution of the Debentures and the other procedures specified in Article 13 of CVM Instruction 28/83, without prejudice, however, to the rights of the Debenture Holders if the Cash Value facility is not used in relation to the totality of the Debentures held by them, or is not sufficient for the settlement of all the Debentures of these Debenture Holders.

11.3.        The daily calculation of the Nominal Unit value of the Debentures, augmented by the respective Remuneration and the penalty payment and other arrears charges, for the purposes of payment by exchange, shall be effected by the Mandated Bank (Clerk of the Issue), by the Fiduciary Agent and by the Issuer and advice of such payment shall be given on the same date by the Mandated Bank (Clerk of the Issue), after its final calculation, to the Issuer, to CETIP, to CBLC and to the Fiduciary Agent. Calculation, retention and payment of the income tax payable by the Debenture Holder shall be obeyed in accordance with the law.

12.          Investor target public of the Offering

The sole target public of this Issue is the holders of Debentures of the First Cemig Issue.

13.          Inappropriateness of investment in the Debentures

The Debentures that are the subject of the present Offer are not appropriate to investors who need considerable liquidity in relation to securities acquired, since trading in Debentures in the Brazilian secondary market is limited.

Investors should read the section entitled “Risk Factors” of the final Prospectus, available to investors as specified in  item VIII below.

14.          Additional obligations of the Issuer

Subject to the other obligations specified in the Issue Deed, the Issuer further undertakes:

a)     not to carry out operations outside its registered objects, obeying the provisions of the Bylaws, and the provisions of law and regulations in force;

b)    to notify the Fiduciary Agent of any act or fact which could cause interruption or suspension of the Issuer’s activities.

c)     not to pay dividends, other than those specified in Article 202 of Law 6404/76, nor any other share provided for in the Bylaws, if it is in arrears, in relation to the payment of any amounts payable to the Debenture Holders, relative to the Debentures that are the subject of the Issue Deed, such prohibition to cease as long as the said arrears are cured;

d)                 to acquire, if there is a change in the stockholding control of the Issuer or of Cemig, such Debentures of this Issue as may be in circulation, at the option of the Debenture Holders who do not agree to remain as Debenture Holders of the Issuer after the change of its stockholding control. The Debenture Holders shall be advised of the purchase offer by a specific notice published within 15 (fifteen) calendar days from the date of the effective change in stockholding control, that is to say, from the date of signature of the Contract of Purchase and Sale, with a period of not less than 60 (sixty) calendar days for the interested Debenture Holders to state their position, from the date of publication of the notice and in accordance with the procedures therein described. Acquisition by the Issuer of the Debentures shall take place in up to 30 (thirty) calendar days from the statement of position by the Debenture Holders. For the purposes of this item, change in stockholding control is defined as disposal by the present controlling stockholder of the Issuer, Cemig, or by the present controlling stockholder of Cemig, the Government of the State of Minas Gerais, of 50% plus one share of the voting stock of the Issuer or of Cemig, respectively.

e)                  to keep its assets adequately insured, in accordance with current practices;

f)                    not to carry out any acts that are not in accordance with the Bylaws and the Issue Deed, especially such acts as might directly or indirectly compromise punctual and full compliance with the obligations assumed by the Issuer to the communion of Debenture Holders;

g)  to keep all operational licenses, licenses, authorizations, concessions or approvals that are necessary to the regular functioning of the Issuer valid and regular, making all and any payment necessary for this purpose;

h)  to keep all taxes payable to the federal, state or municipal tax authorities paid up-to-date;

i)   to maintain, conserve and preserve all of its assets (tangible and intangible) such as are necessary or useful for the due conduct of its activities, in good order and condition of functioning, except for normal wear and tear;

j)   while the Debentures exist, not to make any material alteration in the nature of its business, as conducted at the present date, and not to make any alteration in the legal form of its business, as it exists on the present date, except when and if demanded by the legislation in effect or by the regulations issued by the concession-granting power.

k)  to comply, in all aspects, with all the laws, rules, regulations and orders applicable, in any jurisdiction in which it carries out business or possess assets.

II.            THE COMPANY

Cemig Geração e Transmissão S.A.

Office of the Chief Financial and Investor Relations Officer

Att: Luiz Fernando Rolla

Avenida Barbacena 1200, 18th Floor, B2 Wing,

30190-131 Belo Horizonte, MG, Brazil.

Tel: (31) 3299-4903

Fax: (31) 3299-3832

Internet: http://cemiggt.infoinvest.com.br

III.           THE LEAD MANAGER

UNIBANCO – União de Bancos Brasileiros S.A.

Office of the Capital Markets Director

Att: Rogério Assaf Freire

Avenida Eusébio Matoso 891,

05423-180 São Paulo, SP, Brazil

Tel: (11) 3097-4396

Fax: (11) 3097-4127

E-mail: rogerio.freire@unibanco.com.br

Internet:  www.unibanco.com.br

IV.           MANDATED BANK AND CLERK OF THE ISSUE

Banco Itaú S.A.

Av. Eng Armando de Arruda Pereira 707, 9th Floor,

São Paulo, SP, Brazil.

CEP: 04344-902

Att. Luiz Loureiro

Tel: (11) 5029-1905

Fax: (11) 5029-1917

E-mail: luiz.loureiro@itau.com.br

V.            FIDUCIARY AGENT

Planner Corretora de Valores S.A.

Av. Paulista 2439, 11th Floor,

01311-300 São Paulo, SP, Brazil

At. Viviane Rodrigues

Telefone: (11) 2172-2628

Fax: (11) 3060-9575

E-mail:  vrodrigues@plannercorretora.com.br

VI.           REGISTRY OF THE OFFER WITH THE CVM

The Issue had been previously submitted to the CVM, and the 1st and 2nd Series registered under No’s CVM/SRE/DEB/2007/003 and CVM/SRE/DEB/2007/004, on April 17, 2007.

VII.         DATE OF COMMENCEMENT OF PUBLIC DISTRIBUTION

The date of commencement of public distribution is April 27, 2007.

VIII.        PROSPECTUS, ADDITIONAL INFORMATION AND SERVICE TO THE DEBENTURE HOLDERS

The Final Prospectus of the present Offer is available in the offices and on the websites of the Lead Manager (www.unibanco.com.br), the Issuer (http://cemiggt.infoinvest.com.br), the Fiduciary Agent (www.fiduciario.com.br), the Brazilian Securities Commission (CVM) (www.cvm.gov.br),  CETIP (www.cetip.com.br), and the CBLC(www.cblc.com.br).

More information may be obtained from the Issuer, the Lead Manager or the CVM.

As well as the addresses of the Issuer, Lead Manager, and the Mandated Bank and Clerk of the Issue, the following are other relevant addresses:

CBLC – Companhia Brasileira de Liquidação e	CETIP – Câmara de Custódia e de Liquidação
Custódia	Rua Líbero Badaró 425, 24th Floor,
Rua XV de Novembro 275,	01009-00 São Paulo, SP, Brazil.
01013-001 São Paulo, SP, Brazil.	Tel: (11) 3111-1596
Att. Charles Mann de Toledo	Fax: (11) 3115-1564
Tel: (11) 3233-2720	E-mail: gr.debentures@cetip.com.br
Fax: (11) 3233-2051	Internet: www.cetip.com.br
E-mail: ctoledo@bovespa.com.br
Internet: www.cblc.com.br

REGISTRY OF THIS DISTRIBUTION DOES NOT IMPLY ANY GUARANTEE BY THE CVM OF THE TRUTHFULNESS OF THE INFORMATION GIVEN NOR ANY JUDGMENT ON THE QUALITY OF THE ISSUER, OR ON THE DEBENTURES TO BE DISTRIBUTED.

The present Public Offer or program was prepared in accordance with the terms of the Self-Regulation Code of ANBID for Public Offers for distribution and acquisition of securities, which has been registered at the 4th Registry Office for Securities and Documents of the district of São Paulo, São Paulo State, under No. 4890254, and the present Public Offer/program thus complies with the minimum standards of information contained in the Code, and ANBID has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor the securities that are the subject of the present Public Offer/program.